UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  February 4, 2010

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

| 0-25464 | 26-2018846 |
|---|---|
| (Commission File Number) | (I.R.S. Employer Identification No.) |

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

    Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐        Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐        Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐        Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐        Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02. Results of Operations and Financial Condition.**

On February 4, 2010, Dollar Tree, Inc. issued a press release regarding its fiscal fourth quarter and full year 2009 sales results.  A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission.  Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section.  The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

**Item 7.01. Regulation FD Disclosure.**

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

**Item 9.01. Financial Statements and Exhibits.**

(c)        Exhibits.

99.1        Press Release dated February 4, 2010, issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**DOLLAR TREE, INC.**

Date: February 4, 2010

By:  /s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 – Press Release dated February 4, 2010, issued by Dollar Tree, Inc.

**Exhibit 99.1**

**Dollar Tree Reports Fourth Quarter 2009 Sales of $1.56 Billion**
**Record Annual Sales of $5.23 Billion for Fiscal 2009**

CHESAPEAKE, Va. – February 4, 2010 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, reported consolidated net sales of $1.56 billion for the quarter ended January 30, 2010 ("fourth quarter"), the highest quarterly sales in the Company's history.  Net sales increased 12.4% compared to the $1.39 billion reported for the quarter ended January 31, 2009.  Comparable-store sales for the fourth quarter increased 6.6%.

"Our sales momentum continued in the fourth quarter," said Bob Sasser, President and CEO.  "Our Christmas business was better than ever and sales remained strong through the end of the quarter, as our stores executed a quick transition to 'Game Day' and Valentine's Day.  The increase in comparable-store sales for the quarter was driven principally by continued growth in traffic.  Average ticket also increased in the fourth quarter."

For the full year 2009, net sales were a record $5.23 billion, a 12.6% increase compared to the $4.64 billion reported last year.  Comparable-store sales increased 7.2% for the full year 2009.  Dollar Tree sales have increased every year since the Company became public in 1995.

The Company will provide more detailed information about its fourth quarter operating results and insights into its plans for 2010, during its upcoming earnings conference call scheduled for Wednesday, February 24, 2010, 9:00 am EST.  The telephone number for the call is 888-819-8015.  A recorded version of the call will be available until midnight Wednesday, March 3, and may be accessed by dialing 888-203-1112, and the pass code is 1696485.  International callers may dial 719-457-0820 and the pass code is 1696485.  A webcast of the call will be accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events.

Dollar Tree, a Fortune 500 Company, operated 3,806 stores in 48 states as of January 30, 2010, compared to a total of 3,591 in 48 states a year ago.  During the fourth quarter, the Company opened 7 stores, closed 4 stores, and expanded or relocated 1 store.  For the year, the Company opened 240 stores, closed 25 stores and expanded or relocated 75 stores.  The Company's retail selling square footage totaled approximately 32.3 million at January 30, 2010, a 6.6% increase compared to a year ago.  The Company also operates a coast-to-coast logistics network of nine distribution centers.  To learn more about the Company, visit www.Dollartree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS:  This press release contains "forward -looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995.  Forward - looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate.  For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed March 26, 2009 and our Quarterly Report on Form 10-Q filed November 24, 2009.  In light of these risks and uncertainties, the future events, developments or results described by our forward - looking statements in our documents could turn out to be materially and adversely different from those we discuss or imply.  We are not obligated to release publicly any revisions to any forward - looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT:Dollar Tree, Inc., Chesapeake
　　　　　Timothy J. Reid
　　　　　Vice President, Investor Relations
　　　　　757-321-5284
　　　　　www.DollarTree.com

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